LEGAL DEPARTMENT
P.O. Box 245008
Milwaukee, WI 53224-9508
Direct Dial Number: (414) 359-4149
Facsimile Number: (414) 359-4143
E-Mail Address: bcothroll@aosmith.com

                                    September 14, 2022

Office of Manufacturing
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn: Erin Donahue

Re:	A. O. Smith Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 11, 2022
File No. 001-00475

Dear Ms. Donahue:

On behalf of A. O. Smith Corporation, this letter confirms my telephone conversation with you on September 13, 2022 regarding A. O. Smith’s request for an extension of time to respond to the comment letter dated September 9, 2022 from the Staff of the Division of Corporation Finance.

As discussed, A. O. Smith requires additional time to prepare its response and currently expects to respond on or about October 7, 2022.

Please contact me at 414.359.4149 if you have any questions regarding this matter.

                            Very truly yours,

                            A. O. SMITH CORPORATION

/s/ Brian E. Cothroll

                            Brian E. Cothroll
Vice President and Deputy General Counsel

cc:    Charles T. Lauber
James F. Stern
Benjamin Otchere